VIA EDGAR	January 23, 2009

Re:	Masonite International Inc.
Form 20-F for Fiscal Year Ended December 31, 2007
Form 6-K filed on August 28, 2008
File No. 333-139791

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Mr. Decker:

On behalf of Masonite International Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated December 24, 2008 (the “comment letter”) relating to the above-referenced Form 20-F for Fiscal Year Ended December 31, 2007 and Form 6-K filed on August 28, 2008 (collectively, the “Filings”).

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.

1.  Where a comment requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  All revisions should be included in your future filings, including your interim filings where appropriate.  If your accounting under Canadian GAAP differs from your accounting under U.S. GAAP, please also show us the additional disclosure that will be included in your U.S. GAAP reconciliation footnote.

The Company acknowledges the Staff’s comment.

2. We note that you have recognized significant goodwill and intangible assets charges during the year ended December 31, 2007 and the six month period ended June 30, 2008. In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill and intangible assets, please consider disclosing the following in future filings:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination.
•	Sufficient information to enable a reader to understand how you apply the income approach in estimating fair value of your reporting units and why management selected this method as being the most meaningful in preparing your goodwill impairment analysis;
•	How you determine the appropriate discount rates and attrition rates to apply in your intangible asset impairment analysis;
•	A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
•	If applicable, how the assumptions and methodologies used for valuing goodwill and intangible assets in the current year have changed since the prior year, highlighting the impact of any changes.

In response to the Staff’s comment, the Company proposes to include additional disclosure in future filings with respect to Critical Accounting Policies and Estimates – Goodwill as follows:

The senior management team has established the practice of reviewing and making performance measurement decisions at the “North American” and “Europe and Other” reporting unit level.  Accordingly, the testing of goodwill for impairment is performed on a consistent basis with this categorization.

The income approach is comprised of a combination of a comparable public company multiple of earnings approach and an enterprise discounted cash flow approach.  The comparable public company analysis was performed utilizing the following process:

•	Our senior management compiled a list of comparable public companies which included building products and related companies.
•	The median multiple of EBITDA was determined from the selected comparable public companies.
•

After considering our industry, growth prospects, relative profitability and margins, our management determined the appropriate multiple of EBITDA to be applied to our earnings to derive enterprise value.

The enterprise discounted cash flow analysis was performed utilizing the following processes:

•

Our senior management prepared internal projections for 2008 through 2012, in each case reduced for applicable taxes upon income for a public company and anticipated net capital expenditures (net of the tax shield).

•

The terminal multiple applied to the 2012 cash flow to represent the subsequent period was based on a model utilizing after tax cash flow as the numerator and the difference between the weighted average cost of capital and a terminal growth rate as the denominator.

•

The weighted average cost of capital was calculated based on the unlevered relative market volatility of the aforementioned comparable companies adjusted for the impact of leverage. This relative market volatility value was applied to the long-term historic market risk premium to which the risk free rate of return (US Federal 10 year bond yield) was added in addition to a size premium.
•	This cost of equity was then multiplied by the market’s target equity to total capital ratio to derive a weighted cost of equity.
•	Our after tax cost of debt was multiplied by the market’s target debt to total capital ratio to derive a weighted cost of debt.
•	A range of the enterprises weighted average cost of capital was determined as the market inputs could vary over time. The selected value was the approximate mid-point of the range.

A range of value was established based on the two valuation techniques utilized.  The mid-point of the results derived from the two methodologies was selected for use.

The present value of the cash flows derived from intangible assets are discounted based on the inherent uncertainty or risk associated with that particular asset’s cash flows.  As an example, at December 31, 2007, the cash flows forecasted to be derived from our customer list intangible possess significantly more risk than the cash flows forecasted to be realized from the intangible relating to patents and trade names.  As a result, a higher discount rate was applied to those intangibles possessing greater uncertainty. Furthermore, future rates of attrition were established based on the historic level of attrition experienced.

The assumptions and methodologies have not materially changed between the year end and the interim period.  However, the inputs for the models are subject to change as they rely on market values.  Some of these market values have changed between the 2007 period and the six month period ended 2008, thereby affecting the inputs for the model.  These changes have not materially affected the model. The Company continues to utilize the same discount rate for the purpose of testing goodwill and other intangibles for impairment (with the caveat that those intangibles with a higher intrinsic risk of variability of cash flow generation are discounted at an elevated rate).

For the purposes of illustration, the below table outlines the sensitivity of the enterprise’s value to changes in the key inputs with respect to the discounted cash flow model and earnings multiple approach.

In millions of $USD

Sensitivity Analysis

	Discount Rate			Multiple of Earnings
Terminal Growth Rate	-1%	0%	+1%	-1x	+1x

-0.25%	305.4	(62.7)	(358.6)
0.00%	386.9	—	(309.3)	(278.6)	278.6
+0.25%	473.7	66.2	(257.4)

3.  Please expand/revise your discussion under results of operations for all periods to:

•

Discuss with quantification the extent to which material decreases in sales revenue are attributable to changes in prices, volume or amount of goods being sold, or introduction of new products. For example, you explain on page 37 that the decrease in North America were negatively impacted by lost business from The Home Depot, continued soft demand from customers servicing both wholesale and retail channels, partially offset by favorable foreign currency movements during the period without quantification;

•

Expand your discussion costs of sales to address changes in costs of sales underlying your principal product lines. If these product lines have materially different gross profits, ensure your discussion of cost of revenues adequately addresses this fact. Please also expand your disclosure to give more insight to your global supply chain and logistical initiatives, facility rationalizations, cost management and product pricing adjustments;

•

Quantify each factor you cite as impacting your operations. Please also explain the majority of the change from period to period. For example, you disclose the decrease in sales was due to the lost business from your largest customer of $137 million, offset by $59.2 million related to foreign currency rates. However, this does not explain the total decrease of $290.1 million in sales from 2007 compared to 2006.

Note that this is not meant to represent an all-inclusive list of where you MD&A should be improved.  We encourage you to provide quantification of amounts and further clarification throughout your discussion.  See Item 303(a)(3) of Regulation S-K.

In response to the Staff’s comment, the Company proposes in future filings to revise its disclosure with respect to Sales and Percentage of Sales by Principal Geographic Region, Consolidated Sales and Cost of Sales to be in substantially the following form:

Sales and Percentage of Sales by Principal Geographic Region

Sales in our principal segment, North America, declined 19.6% to $1,526.3 million for the year ended December 31, 2007 as compared to the prior year period.  The decline in net sales in the North American segment was comprised of volume declines of approximately $287.3 million due to lower unit volumes, as well as $137.0 million related to lost sales to The Home Depot.  Changes in average unit pricing and product mix provided an offset of approximately $41.2 million.  Changes in foreign currency exchange rates also increased sales by a further $13.3 million.  Other smaller changes consisted of a reduction in sales of door related products of $7.6 million and increased intercompany transfers from the North American segment to the Europe and other segment of $4.1 million

The Company would include similar disclosure for the Europe and Other Segment as it relates to the change in segment sales year over year.

Cost of Sales

The significant components of cost of sales are materials, direct labor, factory overheads and distribution costs.  Costs of sales, expressed as a percentage of sales, was 78.0% for the 2007 period versus 79.1% for the 2006 period.  The year over year decline in the cost of sales margin was attributed to supply chain and cost efficiency measures in the amount of $20.5 million, reduced overheads due to closures in the amount of $13.5 million, and reduced inventory write offs of $5.9 million, offset in part by $51.3 million in foreign currency movements.  The remaining year over year decline in cost of sales was attributed to reduced unit volume in the amount $266.3 million

Consolidated Sales

Consolidated sales for the year ended December 31, 2007 were $2,174.4 million compared to $2,464.5 million in the prior year period.   Sales in the 2007 period were negatively impacted by lower North American sales due to soft business from customers servicing both our wholesale and retail channels and the business lost from our largest customer.  The decline in demand in the wholesale channels was driven by a significant decline in the new housing market in the U.S. as evidenced by a 33% drop in new housing starts in the U.S. in 2007.  Sales demand in our retail channels declined significantly in the second half of 2007 due to the lost business from The Home Depot.  On a consolidated basis, the sales decline was comprised of unit volume declines in sales of doors of approximately $275.2 million and $137.0 million related to lost sales to The Home Depot.  Changes in foreign currency exchange rates increased sales by a $59.2 million.  Changes in average unit pricing and product mix provided an increase to sales of approximately $52.7 million.  Other smaller changes consisted of an increase in sales of door related products of $10.2 million.

4. You disclosed that the 2007 period includes inventory write downs of $7.0 million and approximately $2.0 million of site integration costs associated with the consolidation of facilities.  You also indicate that excluding these amounts, your cost of sales percentage in the 2007 period would have been 77.6%.  Your cost of sales excluding amounts constitute a non-GAAP measure.  Please revise your MD&A for each period presented to remove this non-GAAP measure and instead discuss the changes between periods in your GAAP financial statement line items.  Amounts that are a business reason for the change between periods, such as the excluded items noted, should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods.

In response to the Staff’s comment, the Company proposes to eliminate this non-GAAP measure in future filings and to instead include a discussion of the business reasons for the change between periods in the applicable GAAP financial statement line items.

5. You disclosed that Operating EBITDA is more closely aligned with cash flow from operations than Adjusted EBITDA and is a better measure of the performance of the segments and their overall contribution to your debt and interest payment obligations.  Given your reference to Operating EBITDA being more closely aligned with cash flow from operations and the contribution to your debt and interest payment obligations, it appears that you are using Operating EBITDA as a  liquidity measure.  Please present the disclosures required by Item 10(e) of Regulation S-K.  In addition, your disclosure should:

•                  Identify the amount as a non-GAAP liquidity measure;

•                  Explain why your management believes that this measure provides useful information to investors;

•                  Provide an equally prominent disclosure of cash flows from operations whenever Operating EBITDA is discussed;

•                  Provide a reconciliation of Operating EBITDA to cash flow from operations; and

•                  Present all three cash flow measures whenever Operating EBITDA is discussed.

Please refer to  Item 10(e)(1) of Regulation S-K and Questions 12 and 14 from our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

In response to the Staff’s comment, the Company respectfully submits that its presentation of Operating EBITDA is not a non-GAAP financial measure and, accordingly, Item 10(e)(1) of Regulation S-K is not applicable.  Specifically, Item 18 of the Staff’s June 13, 2003 FAQ titled “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures”,  states that non-GAAP financial measures do not include financial measures that are required to be disclosed by GAAP, including segment information presented in conformity with FASB Statement 131. Because Operating EBITDA is presented by the Company as a segment performance measure required to be disclosed by GAAP, therefore, it is not a non-GAAP financial measure for purposes of Item 10(e) of Regulation S-K. The Company further respectfully submits that the extent of the use of the financial measure Operating EBITDA is limited in its connotation to being a segment reporting measure and is not utilized by the Company as a liquidity measure.  The disclosure in the 2007 Form 20-F stating that Operating EBITDA was more closely aligned with cash flow from operations than Adjusted EBITDA was included to provide information to the reader on the reason why the Company changed in 2007 from using Adjusted EBITDA as a segment performance measure to Operating EBITDA.

6.  We note your discussion of the building products industry and the impact that developments in the North American housing market has had on your results of operations.  Please provide additional quantitative disclosures that convey to investors the current and ongoing risks related to the recoverability of your long-term assets including but not limited to property, plant and equipment, goodwill and intangible assets as well as the risk that additional charges may need to be recorded.

In response to the Staff’s comment, the Company proposes to include additional disclosure in future filings with respect to Liquidity and Capital Resources in substantially the following form:

The financial condition of our North American reporting unit is largely dependent on levels of new home construction and repair, remodel and renovation activity (“RRR”).  New home construction, as measured by U.S. housing starts, declined 33% in 2007, which in addition to the business lost from the Company’s largest customer, resulted in a significant decline in revenue and earnings, and consequently impairments of goodwill, customer lists and trademark and trade name intangibles.  RR spending as measured by The U.S. Census Bureau Residential Improvements and Repairs Statistics did not meaningfully change in 2007.  Should there be continued declines in U.S. housing starts, or a decline in spending on RRR activities or a combination thereof, further impairments of goodwill, other intangibles and capital assets could be necessary.  The financial condition of our Europe and Other reporting unit is also dependent on local housing market conditions in the areas in which we operate and to an extent, North American segment conditions as the Europe and Other segment manufactures intermediate products for use in the North American segment.  Other contributors to the financial condition of both reporting segments have been the contraction in the availability of credit and the inflationary input cost environment.  Should these credit conditions continue in the future, there could be further downward pressure on our revenue and earnings in both segments.  Further impairments of goodwill, other intangibles and capital assets could also be necessary to the extent that input cost inflation persists with limited ability by us to obtain price increases from our customers.

7.  At December 31, 2007, you had available borrowings of $336.0 million under the senior secured revolving credit facility.  In March and April 2008, you borrowed the remaining $336 million available under the revolving credit facility.  We also note your disclosure on page F-62 that you were notified by the counterparty to the Facilities Agreement that they would be terminating the program.  Please expand your disclosures to explain the following:

•                  Your reasons for borrowing all of the remaining availability under your revolving credit facility, including how you used or intend to use these funds;

•                  The potential impact on your current and future liquidity of no availability of borrowings;

•                  The impact that the $336 million borrowings and the termination of the Facilities Agreement had on your access to new capital and interest rates on current and/or future debt; and

•                  The impact, if any, that $336 million borrowing and the termination of the Facilities Agreement had on your business, results of operations and financial conditions as well.

In response to the portion of the Staff’s comment regarding the Company’s reasons for borrowing all of the remaining availability under the revolving credit facility, including how the Company intends to use the funds, the Company believes that appropriate and sufficient disclosure is included as part of Note 26: Subsequent Events on Page F-62 of the Form 20-F.  In response to the portion of the Staff’s comment regarding the latter three bullet points as it relates to the credit facility borrowings, the Company believes that it has adequately disclosed that the borrowing of the $336 million along with cash flow from operations will be sufficient to fund near-term working capital and other investment needs through 2008.  The Company also disclosed in Note 9: Bank Indebtedness, located on page F-25, the interest rate payable on the borrowings.   In response to the portion of the Staff’s comment regarding the impact that the termination of the facilities agreement had on the Company’s financial condition, the Company proposes to include additional disclosure in future filings in Cash Flow from Operations and Liquidity and Capital resources to address the termination of the Facilities Agreement in substantially the following form:

The change in non-cash working capital for accounts receivable was a use of $2.3 million in the year.  Due to the termination of the Facilities agreement as mentioned previously, we had to repay advances of approximately $66.4 million during the period.

Supplementally for the Staff’s information, we will be assessing and disclosing as appropriate at the time of filing of the 20-F, more details on our liquidity position as our current negotiations continue.

8.  On page 48, you indicate that cash flows from operations before working capital in 2007 was $90.2 million compared to $104.1 million in the prior period.  It appears that the term “cash flow from operations before changes in working capital” is a non-GAAP financial measure.  Please tell us whether the term “cash flow from operations before changes in working capital” is expressly permitted under Canadian GAAP.  Otherwise, please revise your disclosure to include the disclosures required by Item 10(e) of Regulation S-K.

In response to the Staff’s comment, the Company proposes to eliminate disclosure in future filings with respect to this non-GAAP financial measure.

9.  Please confirm whether there have been any changes in internal controls over financial reporting during the annual period ended December 31, 2007 that have materially affected or are reasonably likely to materially affect your internal control over financial reporting.  See Item 15T(c) of Form 20-F.

In response to the Staff’s comment, the Company concurs with the Staff that Item 15T(c) of Form 20-F requires disclosure of any change in the issuer’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rule 15d-15 during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.  However, paragraph (d) of Exchange Act Rule 15d-15 only requires such an evaluation for “each such issuer that previously either had been required to file an annual report pursuant to section 13(a) or 15(d) of the Act for the prior fiscal year or previously had filed an annual report with the Commission for the prior fiscal year”.  Because the Company was not required to file an annual report for the 2006 fiscal year, nor did it file such a report for such fiscal year, and the Company respectfully submits that no evaluation under Rule 15d-15, nor related disclosure under Item 15T(c), was required in connection with the Form 20-F.

10. Please make arrangements with your auditors to have them revise their opinion to indicate the city and state where the report was issued as required by Rule 2.02(a) of Regulation S-X.

In response to the Staff’s comment, in future filings containing an audit report the Company will have its auditor  include the location as to where the report was issued at the bottom of their report, and not only on the report’s letterhead.

11.  You believe that it is likely that your net deferred tax assets of $108.1 million are recoverable.  Given your losses recorded for the year ended December 31, 2007 and the previous three fiscal years, and the uncertainty as to the timing of when the North American housing market will rebound, we believe you should provide a detailed explanation as to how you determined it is likely that your deferred tax assets are realizable.   Specifically, please quantify your reliance on future taxable income.  If you are also relying on tax-planning strategies, please disclose their nature and any uncertainties, risk or assumptions related to these tax-planning strategies.

In response to the Staff’s comment, we note that future realization of a tax benefit of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryforward period available under the tax law.  In determining the need for a valuation allowance, the Company has considered the following four sources of taxable income:

1.              Future reversals of existing taxable temporary differences.

2.              Taxable income in prior carryback years, if a carryback is permitted.

3.              Future taxable income arising from the implementation of one or more tax planning strategies.

4.              Future taxable income (exclusive of reversing temporary differences and carryforwards).

The Company analyzes the four sources of taxable income for each legal entity and on a jurisdiction by jurisdiction basis.

In analyzing the first possible source of taxable income, the Company analyzes the net reversals of existing temporary differences in order to determine whether a valuation allowance was necessary for deductible temporary differences and carryforwards.  The most significant gross deferred tax liabilities that are used to offset gross deferred tax assets related to definite lived intangibles recorded as part of purchase accounting, and accrued but unrealized taxable foreign exchange gain on the Company’s U.S.-dollar denominated long term debt.

In certain jurisdictions, the Company projects future taxable income exclusive of reversing temporary differences as a source of taxable income. These subsidiaries have entered into certain contracts which will more likely than not result in the Company utilizing its loss carryforward attributes before the attributes expire.

None of the losses in the Company or its subsidiaries are eligible to be carried back to offset taxable income in prior years.

Furthermore, there are no tax planning strategies in place that will result in future taxable income.

The Company proposes to add the following disclosure to Note 18: Income Taxes in future filings:

The Company currently has future tax assets in certain jurisdictions resulting from net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods.  Certain deferred taxes ($106,010) are realizable due to the existence of taxable temporary differences, and the reversal  of these taxable temporary differences are such that offset would be expected under the tax law.  Furthermore, other deferred tax assets ($2,135) are recognized for certain subsidiaries as a result of contracts which will more likely than not result in the company utilizing its loss carryforward attributes before the attributes expire.  As such, the Company has determined that a valuation allowance of $50,994 is required in respect of its future income tax assets as at December 31, 2007 (2006- $37,113).  The Company has provided valuation allowances for future tax benefits resulting from net operating loss carry forwards and other carry forward attributes arising in Canada, the U.S., and certain countries in South America, Eastern Europe, and Asia.  The Company expects to record valuation allowances on future tax assets arising in these jurisdictions until a sustained level of taxable income is reached.

12.  Your December 31, 2007 and 2006 consolidating balance sheet reflects material intercompany receivable and intercompany payables.  Please tell us how you determined that changes in intercompany receivables/payables should be classified as operating activities instead of financing activities.  The guidance in paragraph 18 and 136 of SFAS 95 regarding the classification of intercompany advances may be relevant to your US GAAP reconciliation.

In response to the Staff’s comment regarding the appropriateness of classifying changes in intercompany receivables and payables as operating activities rather than financing activities, the Company has classified intercorporate transactions involving long-term borrowings as “Investments and advances” within the Investing activities section of the consolidating cash flow.  The Company has classified transactions relating to trade purchases of materials and intercorporate provision of services as operational and short term in nature and consequently as an operating activity within the Statement of Cash Flow.  The items included in cash flow from operations do not meet the definitions included in paragraph 18 of SFAS 95.  The Company proposes in future filings to reclassify the line “Investments and advances” from Investing activities to Financing activities within the statement of cash flow in accordance with paragraph 136 of FAS 95.

13.  On July 9, 2008, you indicate that based on preliminary evaluation of your financial performance for the quarter ended June 30, 2008, you would likely not be in compliance with the financial covenants contained in your credit facility.  Please discuss the potential impact on your liquidity and capital resources if you do not comply with these covenants and are unable to obtain a waiver of compliance in the future.  Please also discuss the impact of not being able to finalize the amended covenant package that you are currently negotiating.  Given your recent non-compliance with your financial covenants, please disclose your required financial covenants as well as your actual ratios as of each reporting period in your financial statements as well.  Your disclosure should include your interest coverage ratio and your leverage ratio covenants and any other covenants which provide a better understanding of your covenant restrictions.  Please also disclose the impact of the forbearance agreement with your lenders on your liquidity and capital resources.

In response to the Staff’s comment, the Company respectfully submits that the requested disclosure is already contained in the referenced Form 6-K in the following locations:  Note 1: Going Concern on page 10 (non-compliance with financial covenants; potential impact on liquidity of covenant non-compliance; impact of not being able to amend covenant package); Note 9: Debt, located in the first and second paragraphs of page 16 and

Note 21: Capital Management, located in the second paragraph and subsequent tables of page 32 (disclosure of required financial covenants and actual ratios as of each reporting period).

* * * * * * *

In connection with its responses to the comment letter, the Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Filings; and

3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * * * * * *

Please call me (813-739-3000) if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Anthony DiLucente
Anthony DiLucente
Executive Vice President and Chief Financial Officer